UNITED STATES

                   SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549





Public Utility Holding Company Act of 1935
File No. 70-8345
Report For Period: July 1, 2001 to September 30, 2001



In the Matter of:

CENTRAL POWER AND LIGHT COMPANY
CENTRAL AND SOUTH WEST CORPORATION




This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased, 2) the number of railcars leased, 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period July 1, 2001 through September 30, 2001.

The requested information for the reporting period July 1, 2001 through September 30, 2001, is as follows:


--------------------- ----------- ------------ ----------- --------- -----------
                         CPL          PSO        SWEPCO      WTU       TOTAL

--------------------- ----------- ------------ ----------- --------- -----------
PERIOD OF TIME
RAILCARS ARE LEASED     None         None         None       None
TO  NON-AFFILIATES     During       During       During     During
                       Quarter      Quarter      Quarter    Quarter
--------------------- ----------- ------------ ----------- --------- -----------
--------------------- ----------- ------------ ----------- --------- -----------
NUMBER OF RAILCARS
LEASED TO
NON-AFFILIATES
                          0            0           0          0          0


--------------------- ----------- ------------ ----------- --------- -----------
--------------------- ----------- ------------ ----------- --------- -----------
REVENUE                  $0           $0           $0         $0         $0

--------------------- ----------- ------------ ----------- --------- -----------
--------------------- ----------- ------------ ----------- --------- -----------
VARIABLE COST            $0           $0           $0         $0         $0

--------------------- ----------- ------------ ----------- --------- -----------
--------------------- ----------- ------------ ----------- --------- -----------
CONTRIBUTION             $0           $0           $0         $0         $0
TO FIXED COST
--------------------- ----------- ------------ ----------- --------- -----------
--------------------- ----------- ------------ ----------- --------- -----------
AVERAGE NUMBER OF
RAILCARS OWNED           485          754        1,789        0        3,028


--------------------- ----------- ------------ ----------- --------- -----------

                             S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 29th day of November, 2001.

                                              Central Power and Light Company
                                                    /s/    Armando Pena
                                                    -----------------------
                                                    Armando Pena
                                                    Treasurer